# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UWM Holdings Corporation, CIK 0001783398
CUSIP: 91823B109
Title of class of securities: Class A Common Stock, par value $0.0001 per share ("Class A Common Stock")
Address of issuer's principal executive offices: 585 South Boulevard E., Pontiac, Michigan (MI), 48341
Date of event which requires filing of this statement: 03/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002061572

## Reporting persons
- The Davis Trust #3 dated 6/23/97: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 12,228,813; sole dispositive power 0; shared dispositive power 12,228,813; aggregate amount beneficially owned 12,228,813 (7.2% of the class)
- Glenn Carlson: type of reporting person: individual (IN); citizenship or place of organization: Arizona (AZ); sole voting power 0; shared voting power 12,228,813; sole dispositive power 0; shared dispositive power 12,228,813; aggregate amount beneficially owned 12,228,813 (7.2% of the class)
- Lynne Carlson: type of reporting person: individual (IN); citizenship or place of organization: Arizona (AZ); sole voting power 0; shared voting power 12,228,813; sole dispositive power 0; shared dispositive power 12,228,813; aggregate amount beneficially owned 12,228,813 (7.2% of the class)

## Item 1. Issuer
Name of issuer: UWM Holdings Corporation
Address of issuer's principal executive offices: 585 South Boulevard E., Pontiac, MI 48341

## Item 2. Person Filing
Name of person filing:
(i) The Davis Trust #3 dated 6/23/97 ("The Davis Trust")
(ii) Glenn Carlson
(iii) Lynne Carlson
Address of principal business office or, if none, residence: 7777 North Saguaro Drive, Paradise Valley, AZ 85253
Citizenship: The Davis Trust is an irrevocable trust formed under the laws of the state of California. Glenn Carlson and Lynne Carlson are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The percentages set forth in this Schedule 13G are calculated based upon approximately (i) 157,975,819 shares of Class A Common Stock of the Issuer outstanding as of February 24, 2025, such number of shares being based on the Issuer's Annual Report on 10-K for the year ended December 31, 2024 plus (ii) the 12,228,813 shares of Class A Common Stock issued to and currently held by The Davis Trust by SFS Holding Corp. as part of a private transaction that closed in March 2025.

Glenn Carlson and Lynne Carlson are co-trustees of The Davis Trust and may be deemed to have voting, investment, and dispositive power with respect to these securities.
Percent of class: 7.2
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 12,228,813
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 12,228,813

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The Davis Trust #3 dated 6/23/97: /s/ Glenn Carlson, Glenn Carlson, Trustee (03/18/2025)
- Glenn Carlson: /s/ Glenn Carlson, /s/ (03/18/2025)
- Lynne Carlson: /s/ Lynne Carlson, /s/ (03/18/2025)